SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission File Number 000-50592

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kaiser Federal Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

K-Fed Bancorp
1359 N. Grand Avenue
Covina, California 91724-1016

Financial Statements and Exhibits

(a)	Financial Statements

The Kaiser Federal Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended June 30, 2009, prepared in accordance with the financial reporting requirements of ERISA.

(b)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Kaiser Federal Bank
Employees’ Savings and Profit Sharing Plan and
Trust

Financial Statements

June 30, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Kaiser Federal Bank Employees’
Savings and Profit Sharing Plan
Covina, California

We have audited the accompanying statements of net assets available for benefits of Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan (“the Plan”) as of June 30, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended June 30, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended June 30, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
December 15, 2009

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2009 AND 2008

	2009	2008

Assets:

Investments, participant directed, at fair value	$3,519,113	$3,935,224
Loans receivable	251,295	102,286

	3,770,408	4,037,510

Due from brokers	2,148	—
Accrued income	146	95

Total assets	3,772,702	4,037,605

Liabilities:

Accrued expenses	—	376
Due to brokers	—	8,013

Total liabilities	—	8,389

Net assets, reflecting all investments at fair value	3,772,702	4,029,216

Net Assets Available for Benefits	$3,772,702	$4,029,216

The accompanying notes are an integral part of these statements.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2009

Additions to net assets attributable to:

Interest and dividends on investments (Note 3)	$46,601

Contributions:
Employer	148,715
Employee	408,346

557,061

Total additions	603,662

Deductions to net assets attributable to:

Net depreciation in fair value of investments (Note 3)	563,212
Benefits paid to participants	266,385
Administrative expenses	30,579

Total deductions	860,176

Net decrease	(256,514)

Net Assets Available for Benefits:

Beginning of year	4,029,216

End of year	$3,772,702

The accompanying notes are an integral part of this statement.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was amended in its entirety effective January 1, 2001.

General: The Plan is a voluntary defined contribution plan for all eligible employees of Kaiser Federal Bank (the “Bank”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: The Plan allows participants to contribute up to a maximum of 15% of their compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank contributes a discretionary matching contribution equal to 50% of the first 10% of an employee’s compensation.  Additional profit sharing amounts may be contributed at the option of the Bank’s Board of Directors. The Plan did not make any profit sharing contributions for the year ended June 30, 2009.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and the Bank’s matching and profit sharing contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank contributions portion of their accounts plus earnings thereon is determined on a graded schedule based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: Upon termination of service due to death, disability or retirement from the Bank, a participant may elect to receive the vested interest of their account in the form of an annuity, a single sum cash payment, or a combination of the above. Active participants may also take distributions from the Plan for reasons of financial hardship or upon attainment of the age of 59½.  In-service withdrawals are subject to certain limitations.  Upon retirement, death or disability participants become 100% vested in their accounts.

Forfeitures: At June 30, 2009 and 2008 forfeited nonvested accounts totaled $9,442 and $5,582, respectively. These amounts will be used to either reduce employer-matching contributions or allocated to all eligible employees. For the year ended June 30, 2009, employer contributions were reduced by $6,573 from forfeited nonvested accounts.

Investment Options: Participants must direct both employee and employer contributions to be invested amongst various investment options as made available and determined by the plan administrator which are more fully described in the plan literature. If a participant fails to make an effective investment direction, the participant’s contributions and employer contributions made on the participant’s behalf are invested in the Moderate Strategic Balanced Fund.  Participants may change their investment options any time throughout the year via direct phone or Internet access to Pentegra Retirement Service.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of the Prime Rate plus 1%, which is commensurate with local prevailing rates. Loan terms may range from one to five years or longer if used to purchase the primary residence of the participant. Principal and interest are paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting records: The accounting records of the Plan are maintained, with respect to Plan administration by Pentegra Retirement Service and with respect to investment transactions by Reliance Trust Company, as of April 1, 2009 and Bank of New York Mellon, prior to April 1, 2009.

Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Payment of Benefits:  Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Adoption of New Accounting Standards:  In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of SFAS No. 157 in a market that is not active.  The impact of adoption of these standards as of July 1, 2008 was not material to the Plan’s net assets available for benefits.

In April 2009, the FASB issued FSP No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  The impact of adoption of this standard as of June 30, 2009 was not material to the Plan’s net assets available for benefits.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

In May 2009, the FASB issued SFAS No. 165, Subsequent Events.  SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the statements of net assets available for benefits date but before financial statements are issued or are available to be issued.  Specifically, SFAS No. 165 provides:

•
The period after the statements of net assets available for benefits date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•	The circumstances under which an entity should recognize events or transactions occurring after the statements of net assets available for benefits date in its financial statements; and

•	The disclosures that an entity should make about events or transactions that occurred after the statements of net assets available for benefits date.

SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.  The adoption of this pronouncement did not have a material impact on the Plan.  The Bank has evaluated subsequent events for potential recognition and/or disclosure through December 15, 2009.

Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

SFAS No. 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  SFAS No. 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

K-Fed Bancorp common stock:  Investments in publicly-traded securities (K-Fed Bancorp common stock) are carried at published market values.  (level 1 inputs).

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

Common collective trust funds:  The fair values of interests in common collective trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the fund managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).  The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs).

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans:  Participant loans are reported at amortized cost as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value of a recurring basis are summarized below:

	Fair Value Measurements at June 30, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments (other than participant loans)	$849,921	$2,669,192	$—

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.  No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the amount of the adjustments have been determined to be immaterial.

Risks and Uncertainties:  The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets at the dates indicated:
	June 30
	2009		2008

K-Fed Bancorp Stock	$849,921		$952,044
State Street Global Advisors Common Collective Trust Funds:
SSgA – Stable Value	493,033		455,061
SSgA – Moderate Strategic Balance	252,345		314,792
SSgA – S & P 500	185,906	*	216,857
SSgA – Midcap Fund	306,143		450,068
SSgA – Money Market	345,117		336,906

* Investment not equal to or greater than 5% of net assets; presented for comparative purposes only.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:
Year Ended June 30, 2009
K-Fed Bancorp Stock	$(128,703)
State Street Global Advisors Common
Collective Trust Funds	(434,509)
$(563,212)

In addition, the Plan earned dividend and interest income of $46,601 for the year ended June 30, 2009.

4.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds units of common collective trust funds managed by State Street Global Advisors.  State Street Global Advisor is the Plans’ fund manager and, therefore, these transactions qualify as party-in-interest transactions. The Plan allows participants to invest their account balances in shares of K-Fed Bancorp.  The number of shares of common stock held by the Plan at June 30, 2009 and 2008 was 92,584 shares and 87,746 shares, respectively.  The fair value of these shares at June 30, 2009 and 2008 was $849,921 and $952,044 respectively.  An annual cash dividend of 0.44 and 0.42 dollars per share of common stock outstanding was paid during the year ended June 30, 2009 and 2008, respectively. These transactions also qualify as party-in-interest transactions.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

The Plan also allows participants to take loans from their accounts in the Plan.  These investments also qualify as party-in-interest and totaled $251,295 and $102,286 at June 30, 2009 and 2008, respectively.

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Bank.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Plan is a standard prototype plan provided by Pentegra Retirement Service. Pentegra Retirement Service, the Plan’s service provider has received a favorable opinion letter dated January 31, 2006 from the Internal Revenue Service, indicating that the prototype plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is designed and currently being operated in accordance with the Internal Revenue Code.

SUPPLEMENTAL SCHEDULE

Kaiser Federal Bank
Employees’ Savings and Profit Sharing Plan
Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes at End of Year
June 30, 2009
Sponsor Federal i.d. #95-1867697 (plan 002)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
		Common Stock
*	K-Fed Bancorp Stock	Company Stock	**	$849,921

		Cash Equivalents
	Fidelity Management Trust Company	Money Market Fund	**	53,347

		Common Collective Trust Funds
*	State Street Global Advisors	Stable Value	**	493,033
*	State Street Global Advisors	Moderate Strategic Balanced	**	252,345
*	State Street Global Advisors	Conservative Strategic Balanced	**	170,333
*	State Street Global Advisors	Aggressive Strategic Balanced	**	125,001
*	State Street Global Advisors	Russell 2000	**	118,166
*	State Street Global Advisors	S & P 500	**	185,906
*	State Street Global Advisors	S & P 500 Growth Fund	**	98,325
*	State Street Global Advisors	S & P 500 Value Fund	**	114,156
*	State Street Global Advisors	Midcap Fund	**	306,143
*	State Street Global Advisors	Nasdaq 100 Fund	**	124,559
*	State Street Global Advisors	REIT Index	**	30,910
*	State Street Global Advisors	International Fund	**	105,636
*	State Street Global Advisors	Money Market	**	345,117
*	State Street Global Advisors	Long Term Treasury Fund	**	146,215

		Participant Loans
*	Participants	Loans: Interest rates of 4.25% to 9.25%, maturing through October 2019	**	$251,295

				$3,770,408
*  Represents a party-in-interest

**  Assets are participant-directed investments; therefore, cost information is not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
AND TRUST

Date: December 15, 2009	By: /s/ K. M. Hoveland
Name: K. M. Hoveland
Title: Plan Administrator